Exhibit 4.3
EXECUTION COPY
CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
OF
SERIES C PREFERRED STOCK
OF
LCC INTERNATIONAL, INC.
(Pursuant to Section 151 of the
Delaware General Corporation Law)
     LCC International, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that, pursuant to authority vested in the Board of Directors of the Company by Article 4.3 of the Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”), the following resolutions were adopted on September 4, 2008 by the Board of Directors of the Company pursuant to Section 151 of the Delaware General Corporation Law:
     “RESOLVED that, pursuant to authority vested in the Board of Directors of the Company by Article 4.3 of the Restated Certificate of Incorporation, out of the total authorized number of 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), there shall be designated a series of 150,000 shares which shall be issued in and constitute a single series to be known as “Series C Preferred Stock” (hereinafter called the “Series C Preferred Stock”). The shares of Series C Preferred Stock having the voting powers, designations, preferences and other special rights, and qualifications, limitations and restrictions thereof set forth below:
     1. Certain Definitions.
     As used in this Certificate of Designations, Preferences and Rights of Series C Preferred Stock of LCC International, Inc. (the “Certification of Designations”), the following terms shall have the respective meanings set forth below:
     “Closing Date” has the meaning ascribed to such term in the Exchange Agreement.
     “Common Stock” means the Class A Common Stock, $0.01 par value per share, of the Company, including any securities into which the Common Stock may be reclassified.

     “Common Stock Equivalent Share Number” has the meaning ascribed to such term in Section 7.1.
     “Exchange Agreement” means the Exchange Agreement dated as of September 4, 2008, among the Company and the Investors named therein.
     “Holder” or “Holders” means the holder or holders of the Series C Preferred Stock.
     “Junior Securities” means the Common Stock, all other Common Stock equivalents of the Company and each other class of capital stock or series of Preferred Stock of the Company established hereafter by the Board of Directors of the Company, the terms of which do not expressly provide that it ranks on a parity with or senior to the Series C Preferred Stock as to rights on dividends, liquidation, winding-up and dissolution.
     “Liquidation Value” means $0.01.
     “Original Issuance Date” means the Closing Date.
     “Parity Securities” means each class of capital stock or Preferred Stock of the Company established hereafter by the Board of Directors of the Company, the terms of which expressly provide that such class or series will rank on a parity with the Series C Preferred Stock as to rights on dividends, liquidation, winding-up and dissolution.
     “Senior Securities” means the Series A Preferred Stock and the Series B Preferred Stock and each other class of capital stock or series of Preferred Stock of the Company established hereafter by the Board of Directors of the Company, the terms of which expressly provide that such class or series will rank senior to the Series C Preferred Stock as to rights on dividends, liquidation, winding-up and dissolution.
     2. Equivalent to Common Stock. The Series C Preferred Stock shall rank equally with the Common Stock as to dividends. Each share of Series C Preferred Stock shall be the equivalent in all rights and preferences to a number of shares of Common Stock equal to the Common Stock Equivalent Share Number; provided, however, that holders of shares of Series C Preferred Stock shall not have any voting rights with respect to the election of directors of the Company with respect to such shares of Series C Preferred Stock. Without limiting the generality of the foregoing, the shares of Series C Preferred Stock shall have the following voting powers, designations, preferences and other special rights, and qualifications, limitations and restrictions.
     3. Voting. In addition to any class voting rights provided by law and this Certificate of Designation, the Holders of Series C Preferred Stock shall have the right to vote together with the holders of Common Stock as a single class on any matter on which the holders of Common Stock are entitled to vote, except that the Holders of the Series C Preferred Stock shall have no rights as such to vote for the election of directors of the

Company. With respect to the voting rights of the Holders of the Series C Preferred Stock pursuant to the preceding sentence, each Holder of Series C Preferred Stock shall be entitled to a number of votes for each share of Series C Preferred Stock held by it equal to the Common Stock Equivalent Share Number on the record date for the determination of shareholders entitled to vote with respect to such matter. In addition, any matter voted upon by the holders of the Common Stock and which would result in receipt by the holders of Common Stock of any consideration, whether by merger, consolidation or otherwise, and which does not also provide for the Holders of the Series C Preferred to receive the same consideration per share (i.e., the per share consideration for the Common Stock multiplied by the Common Stock Equivalent Share Number), shall also require the approval of the Holders of a majority of the outstanding shares of Series C Preferred Stock voting as a separate class.
     4. Dividends. Subject to the rights of the holders of Senior Securities as to payment of dividends, and subject to the provisions of Section 7.2 hereof, the Holders of Series C Preferred Stock shall be entitled to received dividends, when, as, and if declared by the Board of Directors of the Company, out of any assets legally available for the payment of dividends thereon, in an amount per shares of Series C Preferred Stock equal to the per share dividends declared and paid to the holders of the Common Stock multiplied by the Common Stock Equivalent Share Number, and in the same form as the dividend declared and paid to the holders of the Common Stock, and vice versa.
     5. Liquidation. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the Holders of Series C Preferred Stock then outstanding shall become entitled, prior and in preference to any distribution to the holders of the Common Stock or any other Junior Securities and pari passu to any distribution to the holders of any Parity Securities and after and subject to the payment in full of all amounts required to be distributed to the holders of Senior Securities, to be paid an amount per share equal to the Liquidation Value plus any accrued and unpaid dividends, and thereafter such holders shall share ratably with the holders of Common Stock or any other Parity Securities based on the Common Stock Equivalent Share Number. If upon such liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets to be distributed among the holders of the Series C Preferred Stock, after payment in full of all amounts required to be distributed to the holders of Senior Securities, shall be insufficient to permit payment to the holders of the Series C Preferred Stock of their respective liquidation amount or the payment in full of any liquidation amount on any Parity Securities, then the entire assets of the Company to be distributed shall be distributed pro rata to the holders of Series C Preferred Stock and any Parity Securities according to the respective preferential amounts due thereon. Neither the consolidation nor merger of the Company into or with any other entity or entities nor the consolidation or merger of any entity or entities into the Company shall be deemed to be a liquidation within the meaning of this Section 5, but the sale, lease or conveyance of all or substantially all the Company’s assets shall be deemed a liquidation within the meaning of this Section 5.

     6. No Conversion Rights. Holders of Series C Preferred Stock shall have no rights to convert such shares of Series C Preferred Stock into shares of Common Stock.
     7. Common Stock Equivalent Share Number; Adjustments.
          7.1 Common Stock Equivalent Share Number. The Series C Preferred Stock shall, subject to adjustment in accordance with this Section 7, initially have the same rights and preferences, subject to the terms and limitations hereof and subject to the liquidation preference provided herein, as 100 shares of Common Stock (the “Common Stock Equivalent Share Number”).
          7.2. Dividends, Distributions, Stock Splits, Recapitalizations and Reorganizations. In case the Company shall at any time after the Original Issue Date declare a dividend or make a distribution on its Common Stock in shares of Common Stock, subdivide or split the outstanding shares of Common Stock into a greater number of shares or combine or reclassify the outstanding shares of Common Stock into a smaller number of shares, then the Common Stock Equivalent Share Number in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, split, combination or reclassification shall be adjusted so that the Common Stock Equivalent Share Number after such time shall represent the aggregate number of shares of Common Stock or other capital stock of the Company which such holder would have received if the shares of Series C Preferred Stock had been convertible into Common Stock immediately prior to such event such that the Series C Preferred Stock represented immediately prior to such time and which the Holders of Series C Preferred Stock would have owned upon conversion, as if each share of Series C Preferred Stock were convertible into a number of shares of Common Stock equal to the Common Stock Equivalent Share Number, and been entitled to receive by virtue of such dividend, distribution, reclassification or recapitalization. Such adjustment shall be made successively whenever any event listed above shall occur. No dividend shall be required to be paid to the holders of the Series C Preferred Stock in connection with a dividend paid to the holders of the Common Stock that results in an adjustment under this Section 7.2.
          7.3 Effective Date of Adjustment. An adjustment to the Common Stock Equivalent Share Number shall become effective immediately after the payment date in the case of each dividend or distribution and immediately after the effective date of each other event which requires an adjustment.
          7.4 Amount of Adjustment. All calculations under this Section 7 shall be made to the nearest one-one hundredth (1/100) of a share.
          7.5 Subsequent Adjustments. In the event that, as a result of an adjustment made pursuant to this Section 7, the Common Stock Equivalent Share Number shall represent shares of capital stock of the Company other than shares of Common Stock, the number of such other shares so represented shall be subject thereafter to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained herein.
          7.6 Notice of Adjustment. Upon any adjustment of the Common Stock Equivalent Share Number, then, and in each such case the Company shall give written notice thereof by first class mail, postage prepaid, addressed to each Holder of shares of Series C Preferred Stock at the address of such Holder as shown on the books of the Company, which notice shall state the Common Stock Equivalent Share Number resulting from such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.
          7.7 Other Notices. In case at any time:
          (1) the Company shall declare any dividend upon its Common Stock payable in cash or stock or make any other distribution to the holders of its Common Stock;
          (2) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of such stock of any class or other rights;
          (3) there shall be any capital reorganization or reclassification of the capital stock of the Company, or a consolidation or merger of the Company with, or a sale of all or substantially all its assets to, another corporation; or
          (4) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;
then, in any one or more of said cases, the Company shall give, by first class mail, postage prepaid, addressed to each holder of any shares of Series C Preferred Stock at the address of such holder as shown on the books of the Company, (a) at least fifteen (15) days prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, and (b) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least fifteen (15) days prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (a) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto, and such notice in accordance with the foregoing clause (b) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be.
     8. No Waiver. Except as otherwise modified or provided for herein, the Holders of Series C Preferred Stock shall also be entitled to, and shall not be deemed to have waived, any other applicable rights granted to such holders under the Delaware General Corporation Law.
     9. No Preemptive Rights. No Holder of any shares of Series C Preferred Stock shall have any preemptive right to subscribe to any issue of the same or other capital stock of the Company.
     10. Amendment; Waiver. Any term of the Series C Preferred Stock may be amended or waived upon the written consent of the Company and the Holders of a majority of the Series C Preferred Stock then outstanding, and such amendment (and any amendment to this Certificate of Designations implementing such amendment) shall not require the approval of the stockholders of the Company generally.
     11. Action By Holders. Any action or consent to be taken or given by the holders of the Series C Preferred Stock may be given either at a meeting of the Holders of the Series C Preferred Stock called and held for such purpose or by written consent.
[Signature Page Follows]

     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designations, Preferences and Rights this 4th day of September, 2008.

LCC INTERNATIONAL, INC.
By:	/s/ Louis Salamone, Jr.
Name:	Louis Salamone, Jr.
Title:	Executive Vice President and Chief Financial Officer

Series C Certificate of Designations